January 13, 2010

Via EDGAR and Fax

H. Christopher Owings, Assistant Director
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:         American DG Energy Inc.
Registration Statement on Form S-3
File No. 333-163972
Filed December 23, 2009

Dear Mr. Owings:

The purpose of this letter is to respond to your letter of January 11, 2010 with respect to the above-captioned filing. For ease of reference, our responses are keyed to your comments. We are concurrently filing an amendment to the registration statement to reflect the changes we describe below.

General

COMMENT No.1

In connection with our review of your registration statement, we reviewed your website. We note that you filed as Exhibits 10.1 and 10.3 to your registration statement your audit committee charter, as amended on October 13, 2009, and your nominating and governance committee charter dated August 31, 2009. We also note that the version of your audit committee charter on your website is outdated and that you do not post your nominating committee charter on your website. In addition, we note that your website continues to state that your stock is quoted on the OTCBB instead of the NYSE in several locations, including on the Investor Relations landing page as well as the Stock Quote and Investor FAQ pages. Please update your website, as appropriate.

RESPONSE TO COMMENT No.1

We have revised our disclosure as requested and have updated our website to include the new version of our audit committee charter and our nominating committee charter. We have also updated our website to state that our stock is quoted on the NYSE Amex.

Registration Statement Cover Page

COMMENT No.2

Please ensure that your check the box on the cover of the registration statement confirming that you intend to rely on Rule 415 for the continuous offering of the securities being registered. Please also check the appropriate box to indicate your filing status. See Form S-3 at http://www.sec.gov/about/forms/forms-3-pdf.

Securities and Exchange Commission
January 13, 2010

RESPONSE TO COMMENT No.2

We have revised our disclosure as requested and have checked the box on the cover of the registration statement confirming that we intend to rely on Rule 415 for the continuous offering of the securities being registered. We have also checked the appropriate box to indicate that we are a smaller reporting company.

Selling Stockholders, page 4

COMMENT No.3

Please revise your selling stockholder table to provide a total for the number of shares beneficially owned after the offering.

RESPONSE TO COMMENT No.3

We have revised our disclosure as requested to include the total for the number of shares beneficially owned after the offering.

COMMENT No.4

We note that you describe either in the footnotes to the selling stockholder table or in the disclosure under the heading “Acquisition Transactions” on page 7, the transactions pursuant to which many of the selling stockholders acquired the shares that they own. However, it is not clear from this disclosure how certain of the selling stockholders acquired their shares. Please clarify in the footnotes to the selling stockholder table or under the heading “Acquisition Transactions” on page 7 how the shares owned by the following selling stockholders were acquired:

•
200,000 shares of common stock owned by In Holdings Corp. that represent the difference between the 795,238 shares of common stock reflected in footnote 2 to the selling stockholder table and the 595,238 shares acquired upon conversion of $500,000 principal amount of the 8% convertible debentures disclosed in the second paragraph under the heading “Acquisition Transactions” on page 7;

•
200,000 shares of common stock owned by Charles T. Maxwell that represent the difference between the 223,810 shares of common stock reflected in footnote 5 to the selling stockholder table and an aggregate of 23,810 shares disclosed under the heading “Acquisition Transactions” on page 7; and

•
The shares of common stock owned by Frederick Frank, William O. & Sandra M. Flannery, JTWROS, Jeremy Benjamin, Alexandra O. Bjorklund, Ernest Aloi & Catherine Aloi, Richard Aghababian, Bruce Wainer, Edward Crouch and Integrated Risk Facilities Holdings, Inc.

In addition, to the extent that the shares for any of these selling stockholders were acquired pursuant to agreements that you have not filed as exhibits to the registration statement, please file these agreements with your next amendment.

Securities and Exchange Commission
January 13, 2010

RESPONSE TO COMMENT No.4

We have revised our disclosure as requested to provide further clarification on how certain of the selling stockholders acquired their shares and have filed those agreements as additional exhibits.

COMMENT No.5

Please also identify the natural holder(s) of Integrated Risk Facilities Holdings, Inc. and disclose whether they are a broker-dealer or are affiliated with a broker-dealer.

RESPONSE TO COMMENT No.5

We have revised our disclosure as requested and have identified the natural holder of Integrated Risk Facilities Holdings, Inc., as Stuart Farber, 40 Fulton Street, New York, NY 10030.

Item 14. Other Expenses of Issuance and Distribution, page 11

COMMENT No.6

Please revise to delete the phrase “other than underwriting commissions” or tell us why it is not appropriate to do so.

RESPONSE TO COMMENT No.6

We have revised our disclosure as requested and have removed the phrase “other than underwriting commissions”.

Item 16. Exhibits and Financial Statement Schedules, page 12

COMMENT No.7

Please file as an exhibit to your registration statement the subscription agreement for the warrant issued to Hayden IR on October 1, 2009 and referenced in footnote 16 to the selling stockholder table.

RESPONSE TO COMMENT No.7

We have revised our disclosure as requested and have filed the subscription agreement for the warrant issued to Hayden IR on October 1, 2009, as exhibit 10.20.

Exhibit 5.1

COMMENT No.8

Please have counsel confirm to us that it concurs with our understanding that its reference to the “Delaware General Corporation Law” in the third paragraph of the opinion includes all applicable statutory provisions interpreting these laws. Please provide this confirmation in writing either by having counsel revise its opinion or by having counsel file a separate letter including the confirmation as correspondence on EDGAR, as the confirmation will be part of the Commission’s official file regarding this registration statement.

Securities and Exchange Commission
January 13, 2010

RESPONSE TO COMMENT No.8

We have revised our disclosure as requested and have provided with a revised opinion from our counsel Sullivan & Worcester.

COMMENT No.9

Please also have counsel revise its opinion to refer to the current registration statement on Form S-3 (file no. 333-163972).

RESPONSE TO COMMENT No.6

We have revised our disclosure as requested and have our counsel’s opinion refer to the current registration statement.

*     *    *

In connection with responding to your comments, we further acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filling effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *    *

Please call me at (781) 622-1117 or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

AMERICAN DG ENERGY INC.

/s/ Anthony S. Loumidis

By:  Anthony S. Loumidis
Chief Financial Officer

cc:  Mara Ransom, Branch Chief
       Catherine Brown, Staff Attorney